GLOBAL TECHNOLOGIES, LTD

501 First Ave N, Suite 901

St. Petersburg, FL 33701

(727) 482-1505

July 24, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Washington, DC 20549

Re:	GLOBAL TECHNOLOGIES, LTD
Registration Statement on Form 10-12G
Filed June 8, 2020
File No. 000-25668

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 1, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement on Form 10-12G submitted June 8, 2020 (File No. 000-25668) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Registration Statement on Form 10-12G filed on June 8. 2020

Prospectus Summary

Overview, page 4

1.	We note that you indicate on the facing page of the Form 10 that you are a shell company as defined in Rule 12b-2 of the Exchange Act. Please prominently disclose your shell company status and disclose the consequences of that status. Also ensure that your disclosure does not create the impression that you are or intend to operate in the markets to which you refer.

Response: In response to the Staff’s comments, the Company has revised its disclosure under its “Overview” on page 4 and throughout the filing to state that the Company is a “shell company” and to disclose the risks inherit to shells.

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Securities and Exchange Commission

July 24, 2020

Current Operations, page 4

2.	We note your disclosure throughout your document about your operations and products, such as disclosure on page 8 about “advertising campaigns leveraged off [y]our earlier product sales,” disclosure on page 14 that you “have launched [y]our core products in the market place,” disclosure on page 17 that you obtain “substantially all of [y]our inventory from third-party manufacturers outside the United States” and the reference to “products based on properties in [y]our movie, TV show and video game categories” mentioned on page 17. Please ensure that you have consistently disclosed throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products and describe your current operations versus your intended operations.

Response: In response to the Staff’s comments, the Company has revised its disclosure under its “Business Plan”, “Competition” and “Risk Factors” to consistently disclose the Company’s business plan and the efforts it will take in order to generate revenue.

3.	Please expand the disclosure in the appropriate section to describe clearly each material step you must take to have revenue from the markets mentioned on page 8 and disclose the material hurdles before you are able to address these markets.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 8 and throughout the filing to better outline the steps the Company will need to take through each subsidiary to generate revenue.

Our wholly owned subsidiaries, page 4

4.	We note the website mentioned in the last sentence on page 4. Please reconcile the disclosure on page 4 about the company providing “third-party fulfillment and logistics capabilities with online access to reporting and revenue” with the statements apparently on the website that “Interested in marketsonmain.com? Our Domain Broker Services may be able to get it for you. Find out how?”

Response: In response to the Staff’s comments, the statements on the website are a standard parking page uploaded by our website hosting service prior to our site going live. The www.marketsonmain.com website is live now, which provides information on the Company’s third-party fulfillment and logistics capabilities with online access to reporting and revenue.

Cautionary Note Regarding Forward-Looking Statements, page 5

5.	Please delete the reference to Section 27A of the Securities Act or explain why you believe your statement falls under the safe harbor provision. Also, we note that you refer on page 12 to “after we no longer an emerging growth company.” However, it does not appear that you qualify as an emerging growth company, as defined in Section 101(d) of the Jumpstart Our Business Startups Act, because it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before December 8, 2011. Please revise, or provide us with your analysis as to why you believe you qualify as an emerging growth company.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 5 to delete the reference to Section 27A of the Securities Act. In addition, the Company has revised its disclosure on page 12 to remove any reference to the Company currently being an “Emerging Growth Company.”

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Securities and Exchange Commission

July 24, 2020

Competition, page 8

6.	Please tell us the basis for your statement in the last sentence of the fourth paragraph of this section about your competitive advantage. Also, we note your disclosure in the fifth paragraph of this section about “Certain of [y]our licensors” and your disclosure in the third risk factor on page 17 about your license agreements. Please expand the appropriate section to disclose the material terms of the license agreements and file the agreements as exhibits.

Response: In response to the Staff’s comments, the Company has revised paragraph 4 under “Competition” to remove any reference that the Company may have any competitive advantage. In addition, the Company has revised its disclosure in the fifth paragraph to better clearly explain the competition with our licensors and revised its risk factor on page 17 to remove any reference that the Company has any “current” license agreements.

We are highly dependent on the services of key executives, page 13

7.	Please disclose the number of hours per week that Mr. Anderson intends to devote to you.

Response: In response to the Staff’s comments, the Company has revised its disclosure under “General Business Risks” on page 13 to identify the approximate number of hours per week Mr. Anderson will devote to the Company’s operations.

Our lack of adequate D&O insurance may also make it difficult for us, page 14

8.	Please tell us why you refer in this risk factor to Florida law instead of Delaware law.

Response: In response to the Staff’s comments, the Company has revised its disclosure to properly state Delaware law.

The U.S. Food and Drug Administration has recently called into question, page 15

9.	Please revise the disclosure in this risk factor to explain fully any potential failure to meet FDA’s requirements for your product and company. Include a discussion of any potential consequences including any of the following: regulatory action, civil money penalties, administrative remedies, or criminal remedies. Also, ensure that your risk factor focuses on the material risks to your company rather than mitigating language. For example, is there a material risk that the FDA may disagree with your opinion mentioned in the fourth paragraph? Also, tell us the basis for the disclosure in the fourth paragraph of this risk factor.

Response: In response to the Staff’s comments, the Company has revised the disclosure under its “Risk Factors” for the Company’s subsidiary, HMNRTH, LLC.

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Securities and Exchange Commission

July 24, 2020

10.	Please expand the disclosure in an appropriate section of your filing to explain the potential scope of FDA’s statutory and regulatory requirements for approval of your product.

Response: In response to the Staff’s comments, the Company has revised the disclosure under its “Risk Factors” for the Company’s subsidiary, HMNRTH, LLC.

A reverse stock split may decrease the liquidity of our common stock, page 19

11.	Please tell us why you included the risk factors on page 19 about reverse stock splits. Also, tell us why you included the last risk factor on page 20 about dividends given the disclosure in the last risk factor on page 17 about dividends.

Response: In response to the Staff’s comments, the Company has removed the duplicate Risk Factor on “Dividends” at the bottom of page 20. As for the risk factors pertaining to “Reverse Stock Splits”, the Company felt this necessary due to the Company’s current capital structure, number of shares of the Company’s Class A Common Stock authorized but unissued and number of shares of the Company’s Class A Common Stock that could be issued upon conversion of the outstanding convertible promissory notes, warrant and Series L Preferred Stock.

Because directors and officers currently and for the foreseeable future, page 20

12.	Please reconcile your disclosure in this risk factor about beneficial ownership of approximately 30% with the beneficial ownership disclosed on page 29. In addition, tell us how you determined that the president “would have voting rights equal to 244,686,872,440 shares or 96.30% of the shares available to vote” mentioned on page 20.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 20 and 29 to properly reflect the beneficial ownership and voting rights held by Mr. Anderson.

Properties, page 28

13.	We note your disclosure in this section only mentions that you share office space with Sylios. Please tell us whether you own or lease any other properties. In this regard, you refer on page 4 to your ecommerce website and it appears from information on the website that your warehouse is registered with the Food and Drug Administration and follows the good manufacturing processes standard and that your facility is located near your main offices.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 28 under “Properties” to state:

“The Company’s third-party manufacturing and warehouse facility for its HMNRTH product line is located in Coconut Creek, FL.”

In addition, the Company has revised the www.hmnrth.com website to state that the warehouse and manufacturing facilities are third-party facilities and not Company owned.

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Securities and Exchange Commission

July 24, 2020

Security Ownership of Certain Beneficial Owners and Management, page 28

14.	Please tell us which statements filed with the Commission that you are referring to in the second paragraph of this section.

Response: In response to the Staff’s comments, the Company has revised the second paragraph to strike the sentence referring to the “review of statements.”

Directors and Executive Officers, page 30

15.	Please tell us how you determined that the disclosure of the business experience of Mr. Anderson during the past five years is accurate. For example, it appears from the amended Offering Statement on Form 1-A filed by Soligen Technologies on August 7, 2018 that Mr. Anderson became a director of Soligen on April 10, 2018.

Response: In response to the Staff’s comments, the Company has revised its disclosure on the business experience for Mr. Anderson over the past 10 years.

16.	Please balance your disclosure with information regarding any delinquent filings of the identified companies and include any appropriate risk factor.

Response: In response to the Staff’s comments, the Company has revised its disclosure to state that Sylios Corp, although a fully reporting entity, is currently delinquent in its filings with the Securities and Exchange Commission.

17.	Please revise to disclose briefly the specific experience, qualifications, attributes or skills that led to your conclusion that Mr. Anderson should serve as a director in light of your business and structure. For guidance, see Item 401(e)(1) of Regulation S-K. In this regard, disclose the size of the operation of the entities that you mention Mr. Anderson supervises, if the disclosed entity does not file periodic reports with the Commission.

Response: In response to the Staff’s comments, the Company has revised its disclosure to details certain of Mr. Anderson’s qualifications and whether the disclosed entities are required to file periodic reports with the Commission as per Item 401(e)(1) of Regulation S-K.

Summary Compensation Table, page 31

18.	Please reconcile the disclosure on page 31 that you issued two million shares to Wayne Anderson as compensation with the disclosure on page F-5 that you issued nine hundred million shares as compensation. Regarding the disclosure on page F-5 that you issued one million shares in satisfaction of consulting fees in 2018, expand the disclosure on page 31 that Jim Anderson received one million shares in 2018 to briefly discuss the services, such as the duration and type of service. Also, clarify the relationship, if any, between Wayne Anderson and Jim Anderson.

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Securities and Exchange Commission

July 24, 2020

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 31 to correctly show that Jimmy Wayne Anderson was issued 900,000,000 shares of common stock for services rendered as an officer. The line stating that Jim Anderson received 1,000,000 shares has been deleted. This line was inserted inadvertently. Jim Anderson has never been an officer, director or shareholder of the Company. Jim Anderson was my father but is now deceased. In addition, the Company has revised its disclosure on page F-5 under “Common Stock” to reflect the correct number of shares issued.

Transactions with Related Persons, page 32

19.	Please tell us the business reason for entering into a consulting agreement with Sylios, an entity controlled by Mr. Anderson, in view of your disclosure on page 30 that he serves as the sole officer and director of Sylios and your disclosure on page 32 that you executed a service agreement with Mr. Anderson. In this regard, we note the disclosure on page 12 in the Form 10-Q of Sylios filed on November 19, 2019 that Mr. Anderson is the only fulltime employee of Sylios. Also, revise the disclosure on page 320 to clarify whether the consulting agreement has terminated in view of your disclosure on page 4 that you entered into a Purchase and Sale Agreement on November 30, 2019. In addition, revise the disclosure on page 36 regarding Around the Clock Partners to briefly discuss the services, such as the duration and type of consulting services.

Response: In response to the Staff’s comments, the Consulting Agreement (the “Agreement”) entered into between the Company and Sylios Corp dated August 22, 2019 had a term of 6 months. Although completed by the amount of time the Consultant was required to perform the services (6 months), the Consultant is still performing services for the Company during the filing process. Due to the fact that Mr. Anderson, as President of Sylios Corp, devoted time away from his duties at Sylios Corp, the Company felt the need to enter into the Agreement and compensate Sylios Corp. As for the Services Agreement on page 33, this is specifically for Mr. Anderson serving on the Company’s Board of Directors. The Board of Directors Service Agreement between the Company and Mr. Anderson is still in effect. We have revised the disclosure on page 33 under “Directors’ Compensation” to state such. In addition, we have revised the disclosure on page 37 to further clarify the services performed by Around the Clock Partners, LP under the consulting agreement.

Recent Sales of Unregistered Securities, page 34

20.	You mention on page 34 that you have set forth information for the last two fiscal years. Please revise to disclose all securities of the company sold by the company within the past three years that were not registered under the Securities Act of 1933. Please provide the disclosure required by Item 701 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 34, Item 10, to list all securities that issued by the Company for the last three fiscal years and the for the nine months ended March 31, 2020. In addition, the Company has included the disclosure required by Item 701 of Regulation S-K.

21.	Please reconcile the disclosure on page 34 that in 2018 and 2019 you issued 500 million shares of common stock to Valvasone Trust and a Valvasone Trust affiliate, respectively, with your disclosure on pages 31 and F-5 that appears to indicate that you issued shares only to Messrs. Williams in 2018 and that you did not issue any shares of common stock in 2019.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 34 to reflect the correct date that the shares of common stock were issued to Valvasone Trust. The Company did not issue any shares to Messrs. Williams in 2018 or 2019.

Convertible Instruments, page 36

22.	Please expand the disclosure on page 36 about convertible instruments issued to Jody DellaDonna and Valvasone Trust in 2019 for compensation due for consulting services to briefly discuss the services, such as the duration and type of consulting services. Also, expand the disclosure throughout page 36 about “all inherit interest were due” to quantify the amount of interest due on the convertible instruments as of the most recent practicable date.

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Securities and Exchange Commission

July 24, 2020

Response: In response to the Staff’s comments, the Company has revised its disclosure pertaining to the convertible instruments issued for consulting services to both Jody DellaDonna and Valvasone Trust to expand on the services provided and the duration of the consulting services. In addition, the Company has replaced the term “all inherit interest were due” with the amount of interest due at March 31, 2020 for each convertible instrument.

Where You Can Find More Information, page 37

23.	Please reconcile the disclosure on page 37 about the shares of common stock the company and the selling shareholders are offering by this prospectus with the disclosure on page 3 that you filed this Registration Statement on Form 10 to register the Class A Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Also, delete the undertakings disclosed on page 41.

Response: In response to the Staff’s comments, the Company has reconciled the disclosure on page 37 with that of the disclosure on page 3 and it has deleted the undertakings on page 41.

Signatures, page 42

24.	Please revise to include the Signatures text required by Form.

Response: In response to the Staff’s comments, the Company has revised the Signatures text required by Form 10.

Item 15. Financial Statements and Exhibits, page F-1

25.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X prior to effectiveness. Other financial information contained elsewhere in your filing should be updated accordingly. Additionally, please update your filing to disclose the impact of the COVID-19 to your company, if material. Refer to the guidance outlined in CF Disclosure Guidance Topic No. 9.

Response: In response to the Staff’s comments, the Company has updated its financial statements and footnotes to comply with Rule 8-08 of Regulation S-X. In addition, the Company has updated its filing to disclose any impact that COVID-19 has had and may have in the future on its operations.

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Securities and Exchange Commission

July 24, 2020

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President

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